SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549


                                 ----------------
                                   SCHEDULE 13D
                                  (Rule 13d-101)


              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                         Treasure Island Royalty Trust
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                               (Name of Issuer)

                                  Trust Units
 -------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   894626209
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                                (CUSIP Number)

       Kathryn H. Smith, 114 John St. Greenwich, CT 06831 (203) 861-7525
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                             November 26, 2002
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            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 2 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894626209                   13D                         2 of 2 Pages

______________________________________________________________________
1     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Richard C. McKenzie, Jr.
______________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  [  ]
           (b)  [  ]
______________________________________________________________________
3     SEC USE ONLY
______________________________________________________________________
4     SOURCE   OF FUNDS*
           OO
______________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)        [_]
______________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
______________________________________________________________________
NUMBER OF        7    SOLE VOTING POWER
SHARES                  17,753,432
                 _____________________________________________________
BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY                   324,329
                 _____________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING               17,753,432
                 _____________________________________________________
PERSON  WITH     10   SHARED DISPOSITIVE POWER
WITH                    324,329
                 _____________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                     18,077,761
______________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
______________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                41.70%
______________________________________________________________________
14    TYPE OF REPORTING PERSON*
           IN
______________________________________________________________________

         This Schedule 13D, dated as of March 17, 2003, is filed by Richard C. McKenzie, Jr. with respect to trust units (the "Units") of Treasure Island Royalty Trust (the "Trust").

Item 1.  Security and Issuer.

         The equity security to which this statement relates is the Units. The Trust's principal business address is c/o Newfield Exploration Company, 363 N. Sam Houston Pkwy. E., Suite 2020, Houston, Texas 77060.

Item 2.  Identity and Background

         Mr. McKenzie's business address is 118 John Street, Greenwich, Connecticut 06831. Mr. McKenzie is a United States citizen. Mr. McKenzie is a professional investor.

         During the past five years, Mr. McKenzie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The trust units set forth in this Schedule 13D were received in connection with the merger of EEX Corporation and a wholly-owned subsidiary of Newfield Exploration Company, pursuant to the Agreement and Plan of Merger between such companies.

         Immediately prior to effective time of the merger, Mr. McKenzie beneficially owned 7,605,705 shares of common stock, par value $0.01, of EEX Corporation (the "EEX Shares"), comprised of (i) 4,558,100 shares held in Mr. McKenzie's retirement accounts, through two custodians, (ii) 2,918,300 shares held by Mr. McKenzie as trustee for the Richard C. McKenzie, Jr. 1997 Trust (the "1997 Trust"), of which Mr. McKenzie is also a beneficiary, (iii) 79,300 shares held by Mr. McKenzie and his wife, Margaret Byrne McKenzie, as co-trustees of the Charitable Lead Annuity Trust 2000 (the "2000 Trust") and
(iv) 50,000 shares directly held by Mr. and Mrs. McKenzie as co-trustees of the Charitable Lead Annuity Trust 2001 (the "2001 Trust").

         The EEX Shares were purchased for an aggregate price of $14,993,140. Mr. McKenzie's personal funds were used to purchase the shares held in his individual retirement accounts. With respect to the shares held in trust, the working capital of the trusts used for such purchase was provided by Mr. McKenzie.

         The merger consideration was comprised of 0.05703 shares of common stock of Newfield, par value $0.01 per share (the "Newfield Shares"), for each EEX Share, but stockholders of EEX were given the opportunity to elect to receive Units in lieu of the Newfield Shares. As a result of such elections,
(i) 11,433,313 Units are held in Mr. McKenzie's retirement accounts, through two custodians, (ii) 6,320,119 Units are held by Mr. McKenzie as trustee for the Richard C. McKenzie, Jr. 1997 Trust (the "1997 Trust"), of which Mr. McKenzie is also a beneficiary, (iii) 198,912 Units are held by Mr. McKenzie and his wife, Margaret Byrne McKenzie, as co-trustees of the 2000 Trust and
(iv) 125,417 Units are directly held by Mr. McKenzie and his wife, Margaret Byrne McKenzie, as co-trustees of the 2001 Trust.

Item 4.  Purpose of the Transaction.

         All of the Units enumerated in Item 5 were acquired in connection with the merger, and were acquired for investment purposes. Mr. McKenzie intends to review from time to time the Trust's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Mr. McKenzie may consider from time to time various alternative courses of action. Such actions may include, the acquisition of additional Units through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

         Alternatively, depending on Mr. McKenzie's evaluation and review of the Trust, as well as general economic and industry conditions existing at the time, Mr. McKenzie may elect to sell all or a portion of the Units in the open market, in privately negotiated transactions, through a public offering or otherwise.

         Except as set forth above, Mr. McKenzie does not have any plans or proposals with respect to the Trust which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 on
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of March 13, 2003, Mr. McKenzie beneficially owned 18,077,756 Units. These shares are comprised of (i) 11,433,313 Units held in Mr. McKenzie's retirement accounts, through two custodians, (ii) 6,320,119 Units held by Mr. McKenzie as trustee for the 1997 Trust , of which Mr. McKenzie is also a beneficiary, (iii) 198,912 Units held by Mr. McKenzie and his wife, Margaret Byrne McKenzie, as co-trustees of the 2000 and (iv) 125,417 Units directly held by Mr. McKenzie and his wife, Margaret Byrne McKenzie, as co-trustees of the 2001 Trust. Mr. McKenzie gave an additional 1,000,000 Units to an unrelated party on December 31, 2002 as a gift for no consideration.

         (b) Mr. McKenzie has the sole power to vote and dispose of the 17,753,432 Units held in his individual retirement accounts and the 1997 Trust. Mr. McKenzie and his wife, Margaret Byrne McKenzie, are co-trustees of the 2000 Trust and 2001 Trust, and they share power to vote and dispose of the 324,329 Units held in the aggregate by such trusts.

         (c) - (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the persons below certifies that the information set forth in this statement is true, complete and correct.

Dated:     March 17, 2003


Richard C. McKenzie, Jr.

By:
    /s/ Kathryn H. Smith
 ----------------------------
    Name:    Kathryn H. Smith
    Title:   Attorney